FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

KFW

(Name of Registrant)

and

KFW INTERNATIONAL FINANCE INC.

(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED

(As of the close of the fiscal year) *

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

     * The registrants file annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

DAVID MORRISON
Sullivan & Cromwell LLP
Neue Mainzer Straße 52
60311 Frankfurt am Main, Germany

EXPLANATORY NOTE

            This annual report is filed by KfW, also known as Kreditanstalt für Wiederaufbau, an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”), and KfW International Finance Inc., a Delaware corporation (“KfW Finance”). KfW Finance is a wholly-owned subsidiary of KfW and was incorporated in the State of Delaware in June 1988 for the sole purpose of issuing and selling debt securities and transferring the net proceeds of such sales to KfW. All debt securities issued by KfW Finance are guaranteed unconditionally as to principal, premium, if any, and interest by KfW.

            In this annual report, references to “euro” and “EUR” are to the legal currency of the 12 Member States of the European Union participating in Stage Three of the Economic and Monetary Union, references to “Deutsche Mark” or “DM” are to the former national currency of the Federal Republic, which ceased to be legal tender as of December 31, 2001, and references to “U.S. dollars”, “$” or “USD” are to United States dollars. On December 31, 1998, the DM/EUR conversion rate was irrevocably fixed at DM 1.95583 per euro.

FORM 18-K

1.	In respect of each issue of securities of KfW and KfW Finance registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or amortization installment.

Not applicable.

KfW

2.	A statement as of the close of the last fiscal year of KfW (including KfW Finance) giving the total outstanding of:

(a)	Internal funded debt of KfW (including KfW Finance). (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of KfW (including KfW Finance and Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”), a wholly owned subsidiary of KfW) outstanding as of December 31, 2004 was EUR 176 billion.

(b)	External funded debt of KfW (including KfW Finance). (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Funded Debt of KfW Bankengruppe”, note (7) to the table on p. 74 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of KfW (including KfW Finance) outstanding as of the close of the last fiscal year of KfW.

See “Supplementary Information on Funded Debt of KfW Bankengruppe”, p. 74 of Exhibit (d), which is hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of KfW (including KfW Finance) which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of KfW (including KfW Finance).

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by KfW or KfW Finance to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of KfW giving the estimated total of:

(a)	Internal floating indebtedness of KfW (including KfW Finance). (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of KfW (including KfW Finance and DEG) outstanding as of December 31, 2004 was EUR 17 billion.

(b)	External floating indebtedness of KfW (including KfW Finance). (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of KfW (including KfW Finance and DEG) outstanding as of December 31, 2004 was (in millions):

Japanese yen	15,505
Hungarian forint	2,869
U.S. dollars	1,872
Pound sterling	524
Czech korunas	489
Norwegian kroner	322
Swedish kroner	111
Australian dollars	82
South African rand	82
Hong Kong dollars	49
Swiss francs	49
Canadian dollars	25
Danish krone	23
Polish zloty	11
New Zealand dollars	10
Singapore dollars	4

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of KfW (including KfW Finance) for each fiscal year of KfW ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section — Management’s Comments on the Consolidated Financial Statements — Earnings Position”; “Financial Statements of KfW — Statement of Income”; “Financial Statements of KfW Bankengruppe — Statement of Income”; “Notes to Financial Statements — Accounting and Valuation Methods”, and “Notes to Financial Statements — Notes on the Statement of Income”, pp. 37, 42, 45, 47 and 59 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2004.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2004.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Registrant, and of any further gold stocks held by the registrant.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of KfW (including KfW Finance) for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if KfW has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of December 31, 2004 giving the total outstanding of:

(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded indebtedness of the Federal Republic outstanding as of December 31, 2004 was EUR 860.1 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information — I. Direct Debt of the Federal Government — Summary”, p. G-32 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of December 31, 2004, the Federal Republic had external funded indebtedness of EUR 0.1 billion.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “Tables and Supplementary Information — I. Direct Debt of the Federal Government”, pp. G-32 to G-35 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a) As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness, which is defined as the proportion of total internal funded indebtedness that is payable during calendar year 2005, of the Federal Republic outstanding as of December 31, 2004 was EUR 157.4 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “Tables and Supplementary Information — I. Direct Debt of the Federal Government — Summary”, p. G-32 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany — Public Finance”, pp. G-23 to G-30 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a) If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2004.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2004.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect to the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

See “The Federal Republic of Germany — Monetary and Financial System — Money Supply and Prices” and “The Federal Republic of Germany — Monetary and Financial System — Official Foreign Exchange Reserves”, pp. G-18 to G-20 of Exhibit (d), which are hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such suffice.

See “The Federal Republic of Germany — The Economy — International Economic Relations”, pp. G-14 to G-17 of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany — The Economy — International Economic Relations”, pp. G-14 to G-17 of Exhibit (d), which are hereby incorporated by reference herein.

     This annual report comprises:

     (a) Pages numbered 1 to 11, consecutively.

     (b) The following exhibits:

Exhibit (a) — None.

Exhibit (b) — None.

Exhibit (c) — The latest annual budget for the Federal Republic of Germany (pp. G-25 and G-29 of Exhibit (d) hereto).

Exhibit (d) — Description of KfW and the Federal Republic of Germany, dated June 8, 2005.

Exhibit (e) — Consent of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

Exhibit (f) — Consent of the Federal Republic of Germany.

     This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURES
EXHIBIT INDEX
Exhibit D
Exhibit E
Exhibit F

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrants KfW and KfW International Finance Inc. have each duly caused this annual report to be signed on their respective behalves by the undersigned, thereunto duly authorized,

KFW

By:	/s/ Dr. Peter Klaus

Name: Dr. Peter Klaus
Title: Managing Director

By:	/s/ Wolfgang Kroh

Name: Wolfgang Kroh
Title: Managing Director

KfW INTERNATIONAL FINANCE INC.

By:	/s/ Dr. Frank Czichowski

Name: Dr. Frank Czichowski
Title: Vice President and Treasurer

Date: June 8, 2005

EXHIBIT INDEX

Exhibit	Description
(c)	Latest annual budget for the Federal Republic of Germany (pp. G-25 and G-29 of Exhibit (d) hereto).

(d)	Description of KfW and the Federal Republic of Germany, dated June 8, 2005.

(e)	Consent of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

(f)	Consent of the Federal Republic of Germany.